(A JOINT STOCK LIMITED COMPANY INCORPORATED IN THE PEOPLE'S REPUBLIC OF CHINA
                             WITH LIMITED LIABILITY)
                               (STOCK CODE: 0368)

                                  ANNOUNCEMENT
                         FIRST QUARTERLY REPORT FOR 2005

      Highlights of the results of the Company for the three months ended 31 March 2005:

      From January 1 to March 31, 2005, the Company's turnover was RMB8,317,490,103, representing an increase of 32% as compared with the corresponding period of 2004, and net profit was RMB147,189,750, representing a decrease of 43% as compared with the corresponding period of 2004.

      All the financial information set out in this quarterly report has been prepared in accordance with the PRC accounting rules and regulations and the applicable rules of the Shenzhen Stock Exchange of the PRC. The Company's quarterly report is unaudited.

      This announcement is made pursuant to the disclosure obligation under Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

1.    IMPORTANT NOTICE

      1.1 The board of directors (the "Board") of Jilin Chemical Industrial Company Limited (the "Company") and the directors collectively and individually accepts full responsibility for the truthfulness, accuracy and completeness of the information contained in this quarterly report and warrant that there are no misrepresentations, misleading statements in or material omissions from this quarterly report.

      1.2 The Company's directors Xu Fengli, Ni Muhua, Jiang Jixiang, Lan Yunsheng, Fanny Li, Wang Peirong and Zhou Henglong did not attend the board meeting. Directors Xu Fengli, Ni Muhua, Jiang Jixiang, Lan Yunsheng appointed chairman Yu Li and independent directors Fanny Li, Wang Peirong and Zhou Henglong appointed independent director Lu Yanfeng, respectively, to attend the meeting and vote on their behalf in respect of the resolutions considered at the meeting.

      1.3   The first quarterly report of the Company is unaudited.

      1.4 The chairman, Mr. Yu Li, the chief financial officer (deputy chief accountant), Ms. Zhang Liyan, and the head of the financial department, Mr. Liao Hongwei, accept full responsibility for the truthfulness and completeness of the financial statements contained in this quarterly report.

2.    COMPANY PROFILE

      2.1   GENERAL INFORMATION REGARDING THE COMPANY

            ABBREVIATION     A SHARES:        H SHARES:
                             JILIN CHEMICAL   JILIN CHEMICAL

            Stock Exchange   Shenzhen Stock   Hong Kong Stock     New York Stock
                             Exchange         Exchange            Exchange

            Stock code       000618           0368                JCC

                             Secretary to     Securities matters
                             the Board        representative

            Name             Zhang Liyan      Nil

            Telephone        0432-3903651     3903652

            Contact address  No. 9 Longtan Street, Longtan District,
                             Jilin City, Jilin Province, PRC

            Facsimile        0432-3028126

            E-mail           ZLY@jcic.com.cn

      2.2   FINANCIAL INFORMATION

            2.2.1  Major Accounting Figures and Financial Benchmarks

                                                                                                             INCREASE/(DECREASE)
                                                                                                            AS AT MARCH 31, 2005
                                                                          AS AT                  AS AT       COMPARED WITH AS AT
                                                                 MARCH 31, 2005      DECEMBER 31, 2004         DECEMBER 31, 2004
                                                                            RMB                    RMB                       (%)
Total assets                                                  12,910,660,355.00      14,392,756,371.00                    -10.30
Shareholder's equity (excluding minority interests)            6,000,814,178.00       5,853,624,428.00                      2.51
Net assets per share                                                       1.69                   1.64                      3.05
Adjusted net assets per share                                              1.66                   1.61                      3.11

                                                                                                                       INCREASE/
                                                                                                               (DECREASE) DURING
                                                                                                                   THE REPORTING
                                                                                                  FROM           PERIOD COMPARED
                                                                     DURING THE     JANUARY 1, 2005 TO             WITH THE SAME
                                                               REPORTING PERIOD         MARCH 31, 2005       PERIOD OF LAST YEAR
                                                                                                                             (%)
Net cash flows from operating activities                         826,670,511.00         826,670,511.00                     83.91
Earning per share                                                          0.04                   0.04                    -42.86
Return on net assets (%)                                                   2.45                   2.45                     -4.88
Return on net assets after non-operating profit/loss (%)                   2.50                   2.50                     -5.00

Note: non-operating profit/loss                                                                                          AMOUNTS
1.  Net profit from disposal of fixed assets                                                                       -2,653,943.00
2.  Loss on non-seasonal shut down                                                                                  8,147,692.00
3.  Write-back of asset impairment provision                                                                         -764,295.00
4.  Other non-operating profit/loss                                                                                  -170,716.00
5   Net income tax expense                                                                                         -1,504,384.00

Total                                                                                                               3,054,354.00

            2.2.2  Profit Statement

                   UNAUDITED PROFIT STATEMENT FOR THE PERIOD FROM JANUARY 1, 2005 TO MARCH 31, 2005 OF JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                                                                                                           IN RMB YUAN

                                                            FROM              FROM              FROM              FROM
                                                    JANUARY 1 TO      JANUARY 1 TO      JANUARY 1 TO      JANUARY 1 TO
                                                  MARCH 31, 2005    MARCH 31, 2004    MARCH 31, 2005    MARCH 31, 2004
                                                    CONSOLIDATED      CONSOLIDATED    PARENT COMPANY    PARENT COMPANY
ITEMS                                                 (Unaudited)       (Unaudited)       (Unaudited)       (Unaudited)
1.  INCOME FROM PRINCIPAL OPERATION                8,317,490,103     6,281,600,192     8,294,856,515     6,269,380,537
    LESS: Cost of principal operation             (7,655,435,483)   (5,542,813,367)   (7,635,701,898)   (5,517,017,029)
    Tax of principal operation and other levies     (214,427,314)     (196,580,779)     (214,427,314)     (196,580,779)

2.  PROFIT FROM PRINCIPAL OPERATION                  447,627,306       542,206,046       444,727,303       555,782,729
    ADD: Other operating (Loss)/profit               (37,607,988)      (11,956,367)      (37,386,234)      (13,713,683)
    LESS: Operating expenses                          (5,378,102)      (12,181,041)       (5,377,452)      (12,174,927)
    Administrative expenses                         (133,788,519)     (131,571,573)     (123,604,180)     (126,547,736)
    Financial expenses, net                          (51,411,413)     (126,658,406)      (50,081,814)     (125,370,218)

3.  OPERATING PROFIT                                 219,441,284       259,838,659       228,277,623       277,976,165
    ADD: Investment income/(loss)                      5,139,926         5,449,794        (3,875,378)       (5,177,240)
    Subsidy income                                     2,683,084                --         2,683,084                --
    Non-operating income                               3,365,934           146,382         3,364,114           121,899
    LESS: Non-operating expenses                      (8,936,663)      (13,697,330)       (8,936,663)      (13,638,467)

4.  TOTAL PROFIT                                     221,693,565       251,737,505       221,512,780       259,282,357
    LESS: Income tax                                 (74,323,030)               --       (74,323,030)               --
    Minority interests                                  (180,785)        7,544,852                --                --

5.  NET PROFIT                                       147,189,750       259,282,357       147,189,750       259,282,357

      2.3   AS AT MARCH 31, 2005, THE COMPANY HAD A TOTAL OF 65,722
            SHAREHOLDERS.

            As at March 31, 2005, the total shareholders and the top 10 shareholders of listed shares of the Company were as follows:

            Total number of shareholders
            as at March 31, 2005                             65,722 shareholders

            INFORMATION ON THE TOP 10 SHAREHOLDERS OF LISTED SHARES OF
            THE COMPANY

                                                                            NUMBER OF
                                                                        LISTED SHARES
NAME OF SHAREHOLDERS                                           CLASS     HELD (SHARES)
HKSCC Nominees Limited                                      H shares      821,672,699
HSBC Nominees (Hong Kong) Limited                           H shares      135,627,300
Industrial and Commercial Bank of China-Pu Feng
  Securities Investment Funds                               A shares        3,694,432
Bank of China-Tong Sheng Securities Investment Funds        A shares        3,692,197
Qiu Mingsheng                                               A shares        2,542,569
Zhang Jiuru                                                 A shares        1,881,302
Qiao Liang                                                  A shares        1,450,000
Zhang Yufu                                                  A shares        1,272,800
Zhang Li                                                    A shares        1,250,000
Chen Shumei                                                 A shares        1,056,300

3.    MANAGEMENT DISCUSSION AND ANALYSIS

      3.1 ANALYSIS OF OPERATING ACTIVITIES OF THE COMPANY DURING THE REPORTING PERIOD

            For the three months ended March 31, 2005, the Company processed
            1.73 million tons of crude oil, representing an increase of 11.2% as compared with the corresponding period of 2004 and it recorded a sale of products of approximately 2.17 million tonnes, representing an increase of approximately 6.6% as compared with the corresponding period of last year; an income from principal operations of approximately RMB 8,317,490,103, representing an increase of approximately 32% as compared with the corresponding period of last year; a net profit of approximately RMB 147,189,750, representing a decrease of approximately 43% as compared with the corresponding period of last year; a shareholders' equity of approximately RMB 6,000,814,178, representing an increase of approximately 2.5% as compared with that as at the December 31, 2004.

            During the first quarter of 2005, the Company had adopted effective measures to ensure the safe, stable, optimized and full operation of its production facilities, to increase the sales of petrochemical and synthetic rubber products and reduce the financial costs to mitigate the adverse impact of the unfavorable factors. However, the domestic price of the crude price had been increasing due to the substantial increase in the international price of crude oil and the rising range of the price of crude oil was higher than that of gasoline and diesel oil in the PRC. As a result, the Company's net profit decreased approximately 43% as compared with the corresponding period of 2004.

            3.1.1 Major operations or products accounting for more than 10% of the Company's income or profits from principal operation

                                                                                                IN RMB

                                                      INCOME FROM               COST OF   GROSS PROFIT
OPERATIONS OR PRODUCTS                        PRINCIPAL OPERATION   PRINCIPAL OPERATION            (%)
Petroleum products                               3,860,635,131.20      4,252,487,723.27         -10.15
Of which: connected transaction                  3,731,366,104.00      4,105,137,034.00         -10.02
Petrochemical and organic chemical products      3,827,029,695.46      2,804,475,802.01          26.72
Including: connected transaction                 2,136,481,824.00      1,486,262,798.00          30.43

            3.1.2  Seasonal or cyclical nature of the Company's operation

                   |_| Applicable               |X| Non-applicable

            3.1.3 Profit composition during the reporting period (significant changes of profit from principal operation, profit from other operations, costs during the reporting period, investment profit, subsidy income, and non-operating income and expenses
                   (net) as a percentage of the total profit as compared with the previous reporting period and the reason for such changes)

                                                                                                                       IN RMB

                                       FORM JANUARY 1, TO                   FORM JANUARY 1, TO
                                         MARCH 31, 2005                       MARCH 31, 2004
                                              AS A PERCENTAGE                      AS A PERCENTAGE        CHANGE      REASONS
ITEMS                              AMOUNTS    OF TOTAL PROFIT            AMOUNTS   OF TOTAL PROFIT      IN RATIO   FOR CHANGE
                                                          (%)                                   (%)
Total profit                221,693,565.00             100.00     251,737,505.00             100.00           --           --
Profit from principal
  operation                 447,627,306.00             201.91     542,206,046.00             215.39       -13.48           --
Profit/(loss) from
  other operations          -37,607,988.00             -16.96     -11,956,367.00              -4.75       -12.21           --
Expenses during the
  reporting period          190,578,034.00              85.96     270,411,020.00             107.42       -21.46         Note
Investment income             5,139,926.00               2.32       5,449,794.00               2.16         0.16           --
Subsidy income                2,683,084.00               1.21                 --                 --           --           --
Non-operating income
   and expenses, net         -5,570,729.00              -2.51     -13,550,948.00              -5.38         2.87           --

                   NOTE: The decrease of expenses during the reporting period as percentage of the total profits is attributable to the reduction of interest expenses as a result of the decrease of interest-bearing liabilities in the first quarter.

            3.1.4 Significant changes of principal operation and its structure as compared with the previous reporting period and the reason for such changes

                   |_| Applicable               |X| Non-applicable

            3.1.5 Significant change of profitability of principal operation (gross profit margin) as compared with the previous reporting period and the reason for such change

                   |X| Applicable (SEE 3.1)     |_| Non-applicable

      3.2   Analysis of significant events and its effects and solutions

            |_| Applicable               |X| Non-applicable

      3.3 Changes of significant accounting policies, accounting estimates and basis of preparation of the consolidated financial statements and major differences arising from the application of different accounting policies, and the reason for such changes

            |_| Applicable               |X| Non-applicable

      3.4 Statement from the board of directors and supervisory committee issued based on "unqualified opinion" on the audited financial statements

            |_| Applicable               |X| Non-applicable

      3.5 Warning in respect of forecast on possible accumulated loss from the beginning of the year to the end of the next reporting period or significant changes as compared with the corresponding period of previous year, and the reason for such change

            |_| Applicable               |X| Non-applicable

      3.6 Amendment to the annual business plan or budget disclosed by the Company

            |_| Applicable               |X| Non-applicable

The Board of Directors of the Company comprises of :
EXECUTIVE DIRECTORS:          YU LI, SHI JIANXUN, ZHANG XINGFU
NON-EXECUTIVE DIRECTORS:      XU FENGLI, NI MUHUA, JIANG JIXIANG, LAN YUNSHENG
INDEPENDENT NON-EXECUTIVE
DIRECTORS:                    LU YANFENG, WANG PEIRONG, FANNY LI, ZHOU HENGLONG

                                                           By Order of the Board
                                                                    YU LI
                                                                  CHAIRMAN

Jilin, PRC
April 19, 2005